Transamerica Finance Corporation Extends Period for Consent Solicitation of Certain Series of Debt Securities

HOFFMAN ESTATES, Ill., Dec. 18 /PRNewswire-FirstCall/ -- Transamerica Finance Corporation ("TFC" or the "Company") announced today that it is extending until 5:00 p.m. New York City time, on December 23, 2003, the expiration date of its pending consent solicitation to amend certain terms and to waive certain rights of the holders under the indentures governing the debt securities with respect to the series listed in the attachment to this release. The extension is intended to give holders adequate time during the holiday period to consider the proposed amendments. The requisite number of consents have been submitted by holders of the other series of debt securities subject to the consent solicitation (which consents are irrevocable) and TFC is certifying these consents to the indenture trustees.

AEGON N.V. (NYSE: AEG - News), the indirect parent company of TFC, will fully
                  ---   ----
and unconditionally guarantee the due and punctual payment of the principal of and interest on the debt securities subject to the consent solicitation, if and only if the requisite consents are received and other conditions satisfied as set forth in the prospectus supplement and consent solicitation statement described below.

The consent solicitation is subject to the terms and conditions contained in the prospectus supplement and consent solicitation statement dated November 18, 2003. Subject to the extension of the expiration date noted above, all of the terms and conditions of the consent solicitation described in the prospectus supplement and consent solicitation statement remain in full force and effect.

Holders of the debt securities for which the expiration date of the consent solicitation has been extended may obtain additional copies of the prospectus supplement and consent solicitation statement and related materials from the Information Agent, Georgeson Shareholder Communications, Inc., 17 State Street, 10th Floor, New York, New York 10004, by calling (866) 295-8149 (toll free) or
(212) 440-9800 (call collect). UBS Securities LLC ("UBS") is acting as the Solicitation Agent. Holders with questions about the consent solicitation may contact UBS's Liability Management Group by calling (203) 719-4210 (call collect) or (888) 722-9555 x4210 (toll free).

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state in which such offer, solicitation or sale is not permitted. Such offer is only made by the prospectus supplement and consent solicitation statement and accompanying prospectus which have been filed with the Securities and Exchange Commission.

                        Transamerica Finance Corporation
               Attachment to Press Release dated December 18, 2003



                Issue                                               CUSIP #
                -----                                               -------

6.50% Debentures due March 15, 2011 ..........................  893502 AH 7
Zero Coupon Debentures due September 1, 2007 .................  893502 AM 6
Zero Coupon Debentures due March 1, 2010 .....................  893502 AN 4
Zero Coupon Debentures due September 1, 2012 .................  893502 AP 9
7.50% Senior Notes due March 15, 2004 ........................  893502 BQ 6
7.14% Medium Term Notes, Series E due August 15, 2005 ........  89350L GM 8
7.15% Medium Term Notes, Series E due August 25, 2005 ........  89350L GP 1
6.67% Medium Term Notes, Series E due December 6, 2010 .......  89350L GR 7
6.62% Medium Term Notes, Series E due December 6, 2010 .......  89350L GS 5